

November 19, 2014

Via E-mail
Michael J. Ulrich
Vice President
The Bank of New York Mellon Trust Company
Global Corporate Trust
919 Congress
Austin, Texas 78701

      Re: VOC Energy Trust
              Form 10-K for Fiscal Year Ended
              December 31, 2013
              Filed March 13, 2014
              File No. 1-35160

Dear Mr. Ulrich:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Ethan Horowitz

                      Ethan Horowitz
                      Branch Chief